August 22, 2008

VIA EDGAR  AND FAX

Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:	Microfield Group, Inc.
File No. 000-26226
Form 10-K for Fiscal Year Ended December 29, 2007
Form 10-Q for Fiscal Quarter Ended March 29, 2008

Dear Mr. O’Brien:

We are writing in response to your July 10, 2008 correspondence (the “Comment Letter”) concerning Microfield Group, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 29, 2007 and Form 10-Q for the fiscal quarter ended March 29, 2008.  Set forth below are the Company’s responses to each comment contained in the Comment Letter.  Paragraph numbers utilized below correspond to those set forth in the Comment Letter.

Form 10-K for the year ended December 29, 2007

Liquidity and Capital Resources, page 25

1.
We note throughout your response letter where you indicate you will revise future filings.  Please provide us, supplementally, with draft disclosures, including the revisions you intend to make as a result of our comment.  We may have further comment.

5335 SW Meadows Rd. ♦ Suite 325 ♦   Lake Oswego, Oregon   97035
(503) 603-3500 Office  ♦   (503) 227-5987 Fax  ♦ www.microfield.com

We have included the following additional disclosures in our filings in the Liquidity and Capital Resources section of our MD&A describing a) the dependence of sales to one customer, and b) the impact our discontinued operations had on our historical operating cash flows

a) The second paragraph in our Liquidity and Capital Resources section of MD&A in our Form 10-K for the year ended December 29, 2007 would be modified as follows  (additions in italics)

Accounts receivable increased to $1,533,000 at December 29, 2007 from
$99,000 at December 30, 2006.  The increase is due to the deferred payments on a capacity program under which all the revenue was recorded in the third quarter of 2007. These receivables are not net of any allowances for doubtful accounts.  Management expects these receivables to increase in future periods as revenue from this program increases and as we change our accounting policy of revenue recognition from cash basis to accrual basis in 2008.  The large majority of our revenue, and therefore cash and receivables, is generated through the PJM Interconnection.  PJM serves as the market for electrical transactions in a specific region in the United States.  We are members of PJM, and our relationship with this power grid is perpetual.  We have little risk, if any, from the concentration of revenue through this power grid as it’s a not-for-profit organization that exists to act as the market for electrical transactions.

b)  The following paragraph would be added to  the Liquidity and Capital Resources section of MD&A in our Form 10-K for the year ended December 29, 2007..

In prior periods, we generated cash through our discontinued operating subsidiary, Christenson Electric, Inc.  This subsidiary also held a $10 million operating line of credit under which we borrowed funds against eligible accounts receivable.  The funds generated from the discontinued operations and their debt facility will no longer be available to the continuing entity.  All future cash will need to be generated from the operations of EnergyConnect, and from funds raised through future debt and equity financings should cash generated from operations prove insufficient.

Note 2. Summary of Significant Accounting Policies-Revenue Recognition, page 38

2.
We note your response to prior comment 4.  With regards to your accounting for revenue derived from contracts with the power grid operators whereby a monthly reserve fee is paid for your agreement to standby, ready to provide relief in the form of curtailment of energy usage, in times of high energy demand, please tell us how much revenue you have recognized during each period related to these agreements, how much you have recorded as receivables at each balance sheet date and whether or not you have any collectability issues on these receivables.  Cite the authoritative guidance that supports your accounting for these agreements.

In accordance with SAB 104, the Company does not recognize any revenues until it can determine that (i) persuasive evidence of an arrangement exists, (ii) delivery of the services  has occurred, (iii) the fee is fixed or determinable, and (iv) the Company deems collection to be probable.

The Company advises the Staff of the following:

•	considers a non-cancelable agreement signed by the power grid operators and the Company to be representative of persuasive evidence of an arrangement.
•
considers delivery of the service to have occurred when service has been delivered to the customer, the transaction is confirmed by the grid and no post-delivery obligations exist.  If a fee is subject to refund or adjustment, the Company recognizes revenues when the right to a refund or adjustment lapses.

•	considers the fee to be fixed or determinable unless the reserve fee is subject to adjustment or is not payable within normal payment terms.
•	considers collection to be probable if, based upon the Company's evaluation, it expects that the customer will be able to pay amounts under the arrangement as payments become due.

Revenues derived from power grid operators are recognized upon settlement and confirmation of the transaction by the power grid.  During the year ended December 29, 2007 and the six months ended June 28, 2008, the Company recognized as revenue $12,626,000 and $12,442,000, respectively.  The amounts owed to the Company by the power grid operators as of December 29, 2007 and June 28, 2008 were $1,533,000 and $1,929,000, respectively. All amounts owed to the Company under these arrangements have been paid in full as of the date of this response.

The Company believes its policy of accounting for revenues derived from contracts with power grid operators is reasonable and complies with current accounting principles generally accepted in the United States.

Sincerely,

MICROFIELD GROUP, INC.

/s/ Randall R. Reed
Randall R. Reed
Chief Financial Officer